Exhibit 8.2
               [LETTERHEAD OF PADGETT, STRATEMANN & CO., L.L.P.]


May 4, 2000

Board of Directors
Community Bank of Central Texas, ssb
312 Main Street
Smithville, Texas 78957-2035

Gentlemen:

Re: Texas Franchise Tax Opinion Relating to the Conversion of Community Bank of Central Texas, ssb from a State-Chartered Mutual Savings and Loan Association to a State-Chartered Stock Institution Under ss. 368(a)(1)(F) of the Internal Revenue Code of 1986, As Amended

You have requested our opinion of the Texas franchise tax consequences of the conversion of Community Bank of Central Texas, ssb (or "Mutual") from a state mutual savings bank to a state stock savings bank (or "Converted Bank") pursuant to the provisions of Texas Finance Code ss. 92 and ss. 368(a)(1)(F) of the Internal Revenue Code of 1986, as amended. This opinion applies only to Mutual and Converted Bank and no opinion is being made related to any transactions effecting any related holding company.

Assumptions

1. The conversion is implemented in accordance with the terms of the Plan of Conversion and all conditions precedent contained in the Plan of Conversion shall be performed or waived prior to the consummation of the conversion.

2. The conversion qualifies as a tax-free corporate reorganization under ss. 368(a)(1)(F) of the Internal Revenue Code of 1986.

3. Mutual is chartered in the state of Texas under the Texas Finance Codess.92.053 as a mutual savings bank.

4. Chartered Bank is chartered in the state of Texas under Texas Finance Codess.92.052 as a stock savings bank.

5.       The Texas Saving and Loan Commissioner has approved the conversion.

6. The assets and liabilities of Mutual assumed by Converted Bank are transferred by operation of law under Texas Finance Code ss. 92.

Opinion

Based solely on the assumptions set forth herein above and our analysis and examination of applicable Texas franchise tax laws, rulings, regulations, and judicial precedents, we are of the opinion that if the transaction is undertaken in accordance with the above assumptions:

1. Neither Mutual nor Converted Bank will recognize any income that is subject to Texas franchise tax as a result of the transaction, and

2. Mutual will be treated as a terminated entity for Texas franchise tax purposes. Therefore, Mutual's Texas franchise tax earned surplus business loss carryforward will be permanently lost upon the completion of the conversion. Historically, Mutual's franchise tax liability has been computed based on its capital, and not on its earned surplus. It is anticipated the Converted Bank will compute its franchise tax in the same manner for the near future. Therefore, the loss of the earned surplus business loss carryforward upon conversion will not have a significant negative impact on the expenses or financial condition of the Converted Bank.

No opinion is expressed as to the tax treatment of the transaction under the provisions of any of the other sections of the Texas Statute which may also be applicable thereto, or to the tax treatment of any conditions existing at the time of, or effects resulting from, the transaction which are not specifically covered by the opinions set forth above.

Respectfully submitted,


/signed/
Padgett, Stratemann & Co, L.L.P.